Durata Therapeutics, Inc.

89 Headquarters Plaza North, 14th Floor

Morristown, New Jersey 07960

July 16, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Durata Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-180280

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Durata Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-180280), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on July 18, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

DURATA THERAPEUTICS, INC.

By:	/S/ PAUL R. EDICK
Name: Paul R. Edick
Title: Chief Executive Officer

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Credit Suisse Securities (USA) LLC

as Representatives of the several Underwriters

c/o	Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park
New York, New York 10036

c/o	Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629

            July 16, 2012

Re:	Durata Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-180280)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549-3720

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), please be advised that we have distributed approximately 3,400 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 through 9:00 a.m. Eastern time on July 16, 2012 to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Durata Therapeutics, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on July 18, 2012, or as soon thereafter as practicable.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Michele Allong
	Name:	Michele Allong
	Title:	Authorized Signatory

By:	CREDIT SUISSE SECURITIES (USA) LLC

/s/ Jill Ford
	Name:	Jill Ford
	Title:	Authorized Signatory